SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

RESONANT INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
76118L102
(CUSIP Number)
Michael J. Fox Park City Capital, LLC 100 Crescent Court, Suite 700 Dallas, Texas 75201 (214) 855-0800

With a Copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118L102	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,866,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,866,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,866,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 76118L102	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,866,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,866,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,866,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 76118L102	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	62,925*
	8	SHARED VOTING POWER	1,866,000
	9	SOLE DISPOSITIVE POWER	62,925*
	10	SHARED DISPOSITIVE POWER	1,866,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,928,925*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

* Does not include 41,294 restricted stock units (RSUs), of which 4,664 RSUs were granted to Mr. Fox on June 12, 2018 and 36,630 RSUs were granted to Mr. Fox on June 11, 2019.

CUSIP No. 76118L102	13D	Page 5 of 6 Pages

This Amendment No. 9 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 9”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 26, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Resonant Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 9, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately $8,922,581. The source of funds was working capital of Park City Capital Offshore Master, Ltd. (the “Master Fund”) and, for the shares held directly by Mr. Fox, Mr. Fox’s personal funds (approximately $31,940).

Item 4. Purpose of Transaction.

On August 9, 2019, the Master Fund purchased from the Company, in a private placement, 396,000 shares of Common Stock at a price per share of $2.53 for an aggregate purchase price of $1,001,880 (the “Private Placement”). The purchase was effected pursuant to the terms of a purchase agreement (the “Purchase Agreement”) entered into between the Master Fund and the Company.

The securities acquired by the Master Fund in the Private Placement have not been registered under the Securities Act of 1933, as amended. In connection with the Private Placement, the Master Fund entered into a Registration Rights Agreement with the Company pursuant to which the Company has agreed to register for resale by the Master Fund the shares of Common Stock purchased by the Master Fund pursuant to the deadlines set forth in the Registration Rights Agreement.

The foregoing summaries of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the form of the agreements, which are included as Exhibits 99.1 and 99.2 hereto and are incorporated herein.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,928,925 shares of Common Stock, which represents approximately 6.5% of the Company’s outstanding shares of Common Stock. In addition, Mr. Fox directly holds 41,294 restricted stock units, which each represent a contingent right to receive one share of Common Stock. Mr. Fox and the Master Fund directly hold the number and percentage of shares of Common Stock disclosed as beneficially owned by him or it in the applicable table set forth on the cover page to this Statement. Mr. Fox has the sole power to vote and to dispose of the shares directly held by him, as disclosed in the applicable table set forth on the cover page to this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on 28,394,505 shares of Common Stock outstanding as of August 7, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, plus 1,193,762 shares issued by the Company in the Private Placement on August 9, 2019.

(c) Other than the Private Placement, there have been no transactions effected by the Reporting Persons in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above relating to the Private Placement is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

99.1	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on August 6, 2019).
99.2	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on August 6, 2019).

CUSIP No. 76118L102	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 14, 2019

PARK CITY CAPITAL OFFSHORE MASTER, LTD.		PARK CITY CAPITAL, LLC

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox,
	Director		Manager

MICHAEL J. FOX

		By:	/s/ Michael J. Fox
Michael J. Fox